

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net


SEC MAIL
RECEIVED
PROCESSING
MAR 2 1 2005
WASH, D.C.
185
SECTION

March 11, 2005

File #82-627


05006693

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Releases

Enclosed copies of our News Releases dated February 28, March 1, March 2, and March 10, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Adolf A. Petancic
President



Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

February 28, 2005

TSX Venture: DTA
No. of Pages: 2


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2005
WASH. D.C. 185 SECTION

NEWS RELEASE

R.C. DRILLING COMMENCED FEBRUARY 25, 2005
200 TONNE BULK SAMPLE ON THE DO-27 KIMBERLITE PIPE
LAC DE GRAS, NWT

Mr. Eric Friedland, President of Peregrine Diamonds Ltd, advised that the extraction of a 200 tonne sample with a 14-inch diameter R.C. drill began on Friday, February 25, 2005.

This program will consist of 5 drill holes, to be drilled at and around the centre of the Southern Lobe of the DO27 kimberlite pipe, to an average depth of 250 meters. The kimberlite material so extracted will be processed, to determine the macro grade and quality of these diamonds, at BHP Billiton's Ekati™ Diamond Mine, from mid to the end of March. The cost of this program will entirely be borne by Peregrine Diamonds Ltd.

In addition, Peregrine Diamonds Ltd., Archon Minerals Ltd. and DHK Diamonds Inc. have agreed, following the extraction of the 200 tonne sample, to conduct a N.Q. core drill program, parallel and as close as possible to the 5 RC holes with 3 holes to depth of 250 meters, and 2 holes to a depth of 600 meters at an estimate cost of Cdn. $500,000 of which DHK Diamonds Inc. will make a pro rata contribution of about 30%.

It has been noted that some of the kimberlite pipes have a marked increase in grade with depth and the two 600 meters holes will explore this possibility for the DO-27. It should also be noted that none of diamond core holes in 1993 went beyond a depth of -215 meters and that the underground bulk sample drift itself, in 1994, levelled out at -100 meters below the surface, or -50 meters below overburden.

This N.Q. core, initially, will likely be stored and logged, pending the analysis of the 200 tonne sample, before being subjected to fusion and micro diamond grade analysis.

Since the R.C. sample is limited to 200 tonnes, this additional information is required to construct a statistical model of the DO27 kimberlite pipe to assess its commercial viability and to assist in further exploration. A similar methodology appears to have been employed by DeBeers and Kensington at their Fort a La Corne kimberlites, where an exploration program consisted of five core and five large diameter holes and was recently completed. (See Stockwatch Eblast, February 22, 2005).

To clarify any potential confusion arising from previous disclosures, DHK Diamonds Inc. is a corporation, incorporated under the "Business Corporation Act" of the NWT, in good standing with a prospector's licence, and any and all agreements, contracts, interests with respect to the WO claim block are among DHK Diamonds Inc. and the joint venture partners, or are held by DHK Diamonds Inc., and not among the individual shareholders, or held by the individual shareholder of DHK Diamonds Inc. Any other representation is incorrect.

Upon completion of the 200 tonne sample program, Peregrine's interest in the project will increase from 38.475% to 54.475% plus operatorship. The other partners' project interests will be: Archon 13.275%, Aber Diamonds 7.35%, **DHK Diamonds Inc. 20%, in which Dentonia has a 1/3 equity interest**, and SouthernEra 4.9%, all interests are subject to a 1.3% Royalty, however, Aber Diamonds and SouthernEra have indicated that they will not contribute to the N.Q. drill program and thus their interests may be further diluted.

AMEC Americas Limited, Vancouver office, will be auditing the drilling and sampling protocol as well as providing quality assurance/quality control audits on the actual drilling, sampling, and evaluating procedures in order to insure that the entire program will be performed to the highest possible industry standards.

Mr. Howard Coopersmith of Coopersmith & Associates, Colorado, will also be providing audits on the protocol and procedures.

Dr. Jennifer Pell, P. Eng, is the Qualified Person that will be overseeing the entire program, and Mr. Derrick Strickland, P. Geo., is the Project Manager.

More information will be provided as the bulk sampling program progresses and additional information is available on Dentonia's website: www.dentonia.net

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

March 1, 2005 TSX Venture: DTA

NEWS RELEASE

BROKERED PRIVATE PLACEMENT CLOSED

DENTONIA RESOURCES LTD. (the "Company") is pleased to announce that it closed the brokered private placement announced on December 16, 2004. The net proceeds are $546,208.

Research Capital Corporation (the "Agent") was the agent for the financing which raised gross proceeds of $603,025.50 from the sale of 804,034 units at a price of $0.75 per unit. Each unit consists of three non-flow-through common shares, two flow-through common shares (the "Flow-Through Shares") and one non-transferable common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase an additional common share of the Company until February 28, 2007, at a price of $0.20 per common share on or before February 28, 2006, and at a price of $0.30 per common share on or before February 28, 2007.

The Company paid the Agent a cash commission equal to 7.5% of the gross proceeds raised in the offering. In addition, a total of 104,524 agent's options were issued, each agent's option being exercisable on or before February 28, 2007 at a price of $0.75 per agent's option to purchase one unit consisting of five non-flow-through common shares of the Company and a common share purchase warrant having the same terms as a Warrant. The Company also issued 150,000 common shares to the Agent as a corporate finance fee. A finder's fee of 5% of the gross proceeds derived from the Agent only, but not from other participating brokers, is payable to Jim Hitchie.

All securities issued under the financing are subject to a four-month hold period expiring July 1, 2005.

The gross proceeds attributed from the sale of the Flow-Through Shares will be used for exploration on the Company's Atkinson Gold Prospect located in the Porcupine Mining District in Northern Ontario, if an option agreement is finalized with the Phelps Dodge, on the HY Gold Prospect located in the Watson Lake Mining District in the Yukon Territory, and on the Thomlinson Creek copper molybdenum prospects, an option now having been finalized, located near Hazelton, B.C.

The net proceeds attributed from the sale of the non-flow-through common shares, forming part of the Units, will be used for mineral exploration and possible pro rata contributions with respect to continued and subsequent N.Q. drilling, after the initial 200 tonne bulk test of the DO27, and possibly the WO9, at Lac de Gras, NWT, and also for general working capital purposes.

Additional information is available on Dentonia's website: www.dentonia.net

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

March 2, 2005 TSX Venture: DTA

NEWS RELEASE
THOMLINSON CREEK COPPER MOLYBDENUM PROPERTY NEAR HAZALTON, BC.

DENTONIA RESOURCES LTD. (the "Company") is pleased to announce that further to its news release of January 17, 2005, regarding the acquisition of the Thomlinson Creek copper molybdenum property, an Option Agreement with Ronald Blusson and Ronald McMillan (the "Optionors"), was signed and completed on Friday February 25, 2005.

The salient terms of the Option Agreement are:

- $10,000 down payment (paid)
- 1,005,000 option payments over 11years
- 2% net smelter return royalty
- $30,000 minimum exploration during the first year.

This is an early stage exploration prospect and Dentonia has retained Don McIntyre, Ph.D., P. Eng. to compile all existing historical data. His services include property visits, sampling, geological mapping and the writing of a technical report at an estimate costs $12,000.

As a general comment, molybdenum, MoS_2, is the principal ore of molybdenum and is found in pegmatite dykes, quartz veins, stock work of quartz veins or disseminated in porphyries (Thomlinson Creek?)

The mineralization at the Thomlinson Creek property is associated with an exceptional strong soil geochemical anomaly, extending over 5km, with a width of up to 600m, with values of up to 10,200ppm Cu and 600ppm Mo.

This anomaly is covered by transported overburden, but one out crop assayed 0.89% Cu, 0.04% Mo, and 60 ppb Au, and a drill hole in 1982, at the western end of this anomaly, intersected 6m grading 0.17% Cu and 0.236 Mo. To date, this anomaly is unexplained.

Prices of copper and molybdenum are currently at US$1.46 per pound and in excess of US$30 per pound, respectively, making the Thomlinson Creek Property an extractive exploration target.

Ronald McMillan Ph.D., P.Geo., one of the Optionors, a director and vice president of exploration of Dentonia.

Atkinson Gold Prospect, Porcupine Mining Division, Ontario

Dentonia has been advised that the line cutting crew is on the ground. It is anticipated that this stage of the exploration program will take approximately 2 weeks to be followed by geophysical surveys.

Additional information is available on Dentonia's website: www.dentonia.net

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

March 10, 2005

TSX Venture: DTA
No. of Pages: 2

UPDATE
CLARIFICATION - SAMPLING OF SOUTHERN LOBE – MAJOR VENT DO27, LAC DE GRAS, NWT

As advised in Dentonia's news release of February 28, 2005, the RC drill hole sampling at the Southern Lobe of DO27 kimberlite began on February 25, 2005. The purpose of this sampling is to extract 200 tonnes from 5 holes to a depth of 250m each, at the centre of the Southern Lobe, to be processed at the Ekati Diamond Mine to determine grade and quality of the diamonds recovered.

In addition, after the extraction of the 200 tonne sample, a 5 hole NQ drill program, 3 holes to the depth of 250m and 2 holes to the depth of 600m, will follow to determine, together with the data from the RC holes, statistically, the commercial viability of the Southern Lobe of DO27 and assist in further exploration and development plans.

In a paper delivered at the Cape Town Kimberlite Conference in 1998, the DO27 and DO18 (together referred to the Tli Kwi Cho complex) were described as follows:

> "The Tli Kwi Cho kimberlite complex consists of a precursor hypabyssal sheet intrusive event followed **by up to three pyroclastic/volcaniclastic kimberlite events**. Four main textural rock types with distinct characteristics have been recognized which dominate different areas of Tli Kwi Cho. The four rock types are:
>
> i) HK - dark grey hypabyssal macrocrystic monticellite kimberlite +/- minor kimberlite breccias – (hypabyssal sheet).
> ii) PK - green pyroclastic kimberlite or lapilli-bearing olivine tuff (Southern Lobe - Major Vent).
> iii) VK - black volcaniclastic kimberlite or shale-rich olivine lapilli tuff (Northwestern Lobe - Minor Vent).
> iv) XPK - xenocrystic lapilli-bearing olivine tuff +/- breccias and/or micro-breccias." – (DO18 kimberlite).

In 1994, the Y-shaped 2 drifts sampled the "HK or dark grey hypabyssal kimberlite sheet" (precursor hypabyssal sheet) and primarily, the "VK or black volcaniclastic kimberlite or shale-rich olivine lapilli tuff", or Northwestern Lobe, now also referred to as the Minor Vent, and only marginally the "PK or green pyroclastic kimberlite or lapilli-bearing olivine tuff", or Southern Lobe, now referred to as the Major Vent.

In 1994, drift No. 1 was intended to sample the Southern Lobe, but was abandoned after about 85m (from a sketch and scale no length was given anywhere. Length not known?). The reason for the abandonment was ground failure. The drift itself is described:

*First	27m	Rubble
*Next	45m	Black lithic olivine tuff (Northwestern Lobe - Minor Vent)
*Last	13m	Gradually grading into the Apple Green Tuff (Southern Lobe - Major Vent)
TOTAL	85m	

It appears that at most 13m were extracted from a transition zone at the edge of the Southern Lobe, the last few meters of this drift are described as, * "A second failure occurred shortly after entering the apple green tuff". (Southern Lobe)

* Post Morton Report, November 15, 1994.

Query, how does this phrase translate into a 480 tonne sample of the Southern Lobe, as postulated in Stockwatch's article of March 3, 2005; it needs an explanation.

The entire length of drift No.2, northern drift, was within the Northwestern Lobe or Minor Vent.

To sum up, the DO27 kimberlite consists of 2 pipes, a fact, initially, not recognized in 1994. The drifts, only 100 meter below surface or 50m below overburden, a lake covered site, were too shallow and limited in area to obtain a representative sample, and had to be abandoned due to ground failure and ground water leakage, before achieving their objectives, and in effect, sampled only the precursor hypabyssal sheet and the Northwestern Lobe or Minor Vent, but not the Southern Lobe or Major Vent.

It also clear from drill logs that the Northwestern Lobe overlies the Southern Lobe, at their boundaries, indicating that the emplacement of the Northwestern Lobe was a later and subsequent event to the emplacement of the Southern Lobe.

Although there is no guarantee that the Southern Lobe is commercial, however, the micro diamond grade of the Southern Lobe, the indicator mineral and proton probe analyses are excellent, the proton probe analysis infers a low geotherm for the Southern Lobe, conducive for diamond formation; all these factors warrant the current sampling, which is not the "retesting of an old pipe" as suggested but the initial sampling of an untested pipe of substantial size.

Upon completion of the 200 tonne sample program, Peregrine's interest in the project will increase from 38.475% to 54.475% plus operatorship. The other partners' project interests will be: Archon 13.275%, Aber Diamonds 7.35%, **DHK Diamonds Inc. 20%, in which Dentonia has a 1/3 equity interest**, and SouthernEra 4.9%, all interests are subject to a 1.3% Royalty.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.